CONTINENTAL GRAIN COMPANY™

Smithfield Foods

It's Time to Focus on Shareholder Return

April 2013

Continental Grain Company™

Additional Information

Continental Grain Company ("Continental Grain" or "CGC") intends to make a filing with the Securities and Exchange Commission of a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2013 Annual Meeting") of Smithfield Foods, Inc. ("SFD" or the "Company"). Information relating to the participants in such proxy solicitation can be found in the Schedule 13D, and amendments thereto, filed by Continental Grain with the Securities and Exchange Commission. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2013 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Continental Grain's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Continental Grain in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

CONTINENTAL GRAIN COMPANY™

Executive Summary

Smithfield Foods has **valuable** **assets. This potential will not be realized without an overhaul in strategic direction, significant operational improvements and balance sheet maximization**

- As a long term investor and currently the Company's 2nd largest shareholder (~6.2% stake[1] vs. combined Management and Board's ~2%), Continental Grain Company is compelled to respond to the recent SFD Investor Presentation, which was disappointing and failed to address the issues raised in our recent memo to the Board
- **The Smithfield April 2013 investor presentation presents a distorted picture of the Company**
  - Dismisses outright the value that can be unlocked through structuring and managing the business in a more efficient manner
  - Seeks to justify a "business as usual approach" despite destroying shareholder value since Larry Pope and the current management team took over in Sept. 2006 **(SFD stock price return of -15% underperformed S&P500 and peers[2] by 34% and 106% underperformance, respectively**)
  - Demonstrates an unwillingness to address the issues that hamper SFD's valuation and total shareholder returns, **which are in the lowest quartile vs. peers since Sept. 2006** (Δ vs. Peer[2] median and top peer of 127% and 171%, respectively)
- **Drawing from our long history in agribusiness, Continental Grain Company has developed an action plan designed to create substantial value**
  - Consider splitting the Company into three independent companies by divesting underperforming / highly volatile Hog Production and select European segment assets
  - Reinvest proceeds in additional share repurchases
  - Institute an annual dividend with a payout ratio in line with peers
  - Restructure to achieve profitability levels in line with peers
  - Improve corporate governance by adding new directors and managers with relevant experience and tying management compensation to shareholder returns

We believe our plan, if executed appropriately, will achieve a stock price for SFD of $40 per share in 3 years

(1) Includes affiliates. (2) Peers includes Hillshire, Hormel, Seaboard and Tyson. Hillshire stock price adjusted for spin-off prior to 5/28/12.

Overview of Continental Grain Company

Company Overview

- Privately-held, established 1813
- Long-term investor in food and agribusiness, both in the U.S. and globally
- Active in China since 1979; one of the earliest Western firms to do so
- Experience as operator and strategic investor in all animal proteins and related inputs

Relationship with Smithfield

- Smithfield shareholder since 2006
- Board members from 2006 to 2009
- Prior significant investor in pork production and processing
- CGC has strategic alliances with numerous leading agribusinesses, including Smithfield

Continental Grain Company Corporate Structure

CONTINENTAL GRAIN COMPANY™

Wayne Farms

- 5th largest vertically-integrated poultry producer in U.S.
- Produces more than 2.5bn lbs. of poultry annually
- 11 facilities, ~10,000 employees
- Brands include Wayne Farms®, Dutch Quality House®, and Platinum Harvest®

ContiAsia

- Active in wide range of agri-businesses in China, including feed milling, animal husbandry, and poultry production and processing
- Operates through 4 business units: Continental Capital, ContiFeed Group, Conti Chia Tai International, and Hong Wai Foods

ContiLatin

- Active in wide range of agri-businesses, including feed and flour milling, oilseed crushing, poultry production and commodity supply / marketing to third party clients
- Operations in Venezuela, Ecuador, Peru, Paraguay and the Caribbean
- Has executed multiple JVs with leading regional partners

Arlon Group

- **Arlon Capital Partners** makes direct investments in the food and agriculture sector through the Arlon Food and Agriculture investment program
- **Arlon Opportunities Investors** invests in food and agricultural public equities and select agricultural commodity futures

Long Term Strategic Investments

- **Castleton Commodities International** (formerly Louis Dreyfus Energy Trading)
- **Burger King**
- **Heinz**

CONTINENTAL GRAIN COMPANY™

The Problem with Smithfield

The Problem with Smithfield: Underperformance on Every Level

Value Destruction

- **Stock price has declined 15% since 2006 and TSR[1] is bottom quartile over almost all periods**
- **Stock issues and buybacks consistently ill-timed**: Since 2006, Smithfield has issued 28.7mm shares at average price of $14.73 and repurchased 28.2mm shares at average price of $20.38[2] for a net economic loss of $160mm

Driven By…

1 Financial / Operational

- **Revenue growth:** Segment growth rates trail peers by as much as 20% over the past 5 years
- **Margins and productivity:** Segment margins trail peer average by 200+bps
- **Earnings volatility:** 150% more volatile than peers over last 5 years
- **Assets underutilized**: Largest pork producer that trails peers in key measures of profitability
- **Impact on valuation**: Trades at a discount to its peers (over 2.5x below peer average P/E multiple over the past 10 years)

2 Strategic

- Value of Packaged Meats business not being maximized as business is currently configured
- SFD has not demonstrated strategic need to own all of the highly volatile, low profitability and capital intensive Hog Production
- Select European assets are non-core, add considerable earnings volatility and are a distraction to management
- Inopportune investments in Campofrio have resulted in substantial mark-to-market losses
- No clear strategy for China or emerging markets

3 Governance

- Management compensation out of line with performance and with peers
- Entrenched board of directors lacks relevant experience

Note: Peers include Hillshire, Hormel, Seaboard and Tyson. Hillshire stock price adjusted for spin-off prior to 5/28/12.
(1) Refers to Total Shareholder Return and assumes dividends are reinvested.. (2) Source: Smithfield company filings.

Value has Been Destroyed on Current Management's Watch


150%
100%
50%
0%
(50%)
(100%)
Larry Pope appointed CEO on Sep 1, 2006
Point at which SFD chose to measure returns in April 2013 Investor Presentation
+125%
+91%
+64%
+19%
(15%)
Aug-06
Jun-07
Apr-08
Feb-09
Dec-09
Oct-10
Aug-11
Jun-12
Apr-13
Smithfield
Tyson
Hormel
S&P500
Peer Average (1)

Smithfield is one of the only major protein producers to have destroyed value over given timeframe

Source: FactSet as of 4/19/13.

(1) Peer average includes Hormel, Hillshire, Seaboard and Tyson. Hillshire stock price adjusted for spin-off prior to 5/28/12.

SFD Trails Peers in Total Return Regardless of Timeframe

LTM


24%
38%
47%
Smithfield
Peer Median
Top Peer
Hormel Foods

Under Current Management Team[1]


(15%)
112%
156%
Smithfield
Peer Median
Top Peer
Hormel Foods

Last 5 Years


(11%)
86%
130%
Smithfield
Peer Median
Top Peer
Hormel Foods

Last 10 Years


44%
482%
1261%
Smithfield
Peer Median
Top Peer
SEABOARD foods

Source: FactSet as of 4/19/13.
Note: Dollars in millions. Represents TSR as of 4/19/13. TSR assumes dividends reinvested. Peers include Hillshire, Hormel, Seaboard and Tyson. Kraft excluded for comparability. Hillshire stock price adjusted for spin-off prior to 5/28/12.
(1) Since 8/31/06.

SFD has Returned Less Cash to Shareholders than Peers Over the Last 5 Years


While Smithfield repurchased $576mm of shares, they **also issued $422mm of equity** during this period, for a net buyback of only $154mm and **net issuance of ~415K shares**
$75
$154
$541
$250
$291
$784
$392
$392
$3,223
$1,761
$1,462
SEABOARD foods
Smithfield
Tyson
Hormel Foods
Hillshire Brands (1)
Dividends
Net Buybacks

Gross Buybacks	$75	$576	$568	$392	$1,916

SFD bought back no shares prior to 2011 and unlike majority of peers, doesn't pay a dividend

Source: Company filings and FactSet as of 4/19/13.
Note: Dollars in millions. Net buybacks represents dollar value of shares repurchased less dollar value of shares issued.
(1) Includes dividends and net buybacks of predecessor firm prior to 5/28/12.

Smithfield Equity Issuances and Buybacks have been Untimely

Since 2006, Smithfield has **issued 28.7mm shares at average price of $14.73** and **repurchased 28.2mm shares at average price of $20.38**[(1)]


$40
$35
$30
$25
$20
$15
$10
$5
$0
Aug-06
Jun-07
Apr-08
Feb-09
Dec-09
Oct-10
Aug-11
Jun-12
Apr-13
SFD sold a $122mm equity stake to COFCO at $17.45/share in July 2008, and then repurchased the entire stake in November 2012 for $21.12 / share
$25.44
$400mm of convertible senior notes sold in July 2008
$300mm equity offering at $13.85 /share in September 2009
Shares repurchased since June of 2011 have been significantly above issuance prices

Source: FactSet as of 4/19/13.
Note: Dollars in millions.
(1) Source: Smithfield company filings.

Revenue Growth Lags Peers


LTM
Hog Production / Pork Peer Average(2) = 1.2%
Packaged Peer Average(1) = (2.9%)
(5.2%)
(3.2%)
1.2%
7.7%
(4.8%)
(1.0%)
1.8%
(4.8%)
Tyson
Smithfield Fresh Pork
Smithfield Hog
SEABOARD foods
Hormel Foods
Kraft Refrigerated Meals(3)
Smithfield Packaged Meats
Smithfield Group


CY2007 – CY2012 CAGR
Hog Production / Pork Peer Average(2) = 18.4%
Packaged Peer Average(1) =32.4%
7.7%
11.3%
24.2%
6.9%
32.4%
13.9%
SEABOARD foods
Smithfield Hog
Tyson
Smithfield Pork
Hormel Foods
Smithfield Group
SFD
Producer Peers
Packaged Peers

Source: FactSet as of 4/19/13.

(1) Packaged peer average includes Kraft Refrigerated Meals and Hormel. Kraft excluded from 2007-2012 and Hillshire excluded from all periods for comparability purposes.

(2) Hog Production / Pork peer average includes Seaboard, and Tyson.

(3) Kraft Refrigerated Meals segment contains Oscar Meyer, Claussen Pickles, Lunchables and other small brands.

Operational Underperformance

2012A Revenue / Employee


Peer Average(1) = $424
$285
$295
$423
$432
$548
Smithfield
Tyson
Hillshire BRANDS
Hormel Foods
SEABOARD foods

Smithfield trails peers on the key operational metric of Revenue / Employee

Source: Company filings.
Note: Dollars in thousands.
(1) Peer average excludes Smithfield.

Restructuring: Treading Water

- Smithfield has spent over $200mm in restructuring costs since FY2009 yet operating margins remain below segment peer averages in Hog Production, Packaged and Pork segments


LTM Operating Margin
Packaged Peer Average(1) = 9.9%
Hog Production / Pork Peer Average(2) = 5.0%
(1.1%)
Smithfield Hog Production
3.0%
Smithfield Fresh Pork
3.8%
Tyson
8.4%
SEABOARD foods
7.6%
Smithfield Packaged Meats
8.9%
Hillshire BRANDS
9.2%
Hormel Foods
11.5%
Kraft Refrigerated Meals (3)

Source: FactSet as of 4/19/13.
Note: Dollars in thousands.
(1) Packaged peer average includes Hillshire, Hormel and Kraft.
(2) Hog Production / Pork peer average includes Seaboard and Tyson.
(3) Kraft Refrigerated Meals segment contains Oscar Meyer, Claussen Pickles, Lunchables and other small brands.

Earnings Volatility vs. Peers

- SFD's earnings volatility has increased over time, despite management's stated efforts to manage risk through hedging and has been consistently higher than that of its key peers

Select Protein Company EPS Volatility


0.44
0.71
1.14
0.40
0.85
1.39
0.34
1.00
1.86
Last 15 Years St. Dev.
Last 10 Years St. Dev.
Last 5 Years St. Dev.
Hormel Foods
Tyson
Smithfield

Source: Capital IQ as of 4/19/13.

Smithfield is not Maximizing its Impressive Portfolio of Assets

SFD Investor Presentation Mentioned…	But Forgot to Mention…
✓ Stock price has increased 90% since September 2009	× Share price has declined 15% since current management took over vs. 90% increase for peers(1)
✓ More than 2x size of next competitor	× Bottom-quartile shareholder returns over all periods
✓ Bigger than next 3 largest competitors combined	× Segment growth rates and margins trail peers in every respect
✓ U.S. leader by wide margin	× Earnings volatility 150% greater than peer average
✓ Significantly larger than Tyson, JBS and Hormel	× Trails peer average revenue per employee by ~30%
✓ #1 Supplier to export	
✓ #1 position in several European countries	

Smithfield's market leading position is not translating into higher profitability

(1) Peers includes Hillshire, Hormel, Seaboard and Tyson. Hillshire stock price adjusted for spin-off prior to 5/28/12.

Low Growth + Low Profitability + High Volatility Equates to a Consistent Valuation Discount to Peers

Valuation Comparison (NTM P/E)	Current	5-Yr Avg	10-Yr Avg
SFD	9.9x	11.8x	12.4x
Peers[(1)]	16.4x	13.9x	15.1x
S&P500	14.0x	13.3x	14.8x


NTM P/E
35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Apr-11
Apr-12
Apr-13
16.4x
14.0x
9.9x
Smithfield
Peer Average(1)
S&P500

Smithfield trades at a significant discount to its peers

Source: FactSet as of 4/19/13.
(1) Peer average includes Hillshire, Hormel, Seaboard and Tyson; excludes Hillshire prior to 5/28/12.

Strategic Considerations Regarding Hog Production & International Divisions

Hog Production	

- Source verification and quality control are critical, but why does Smithfield feel that they need to own all of this business?
  - × Hog Production profitability has been steadily decreasing
  - × Hog Production is a highly volatile business
  - × Management has described the business as a drag on profitability and not its focus
  - × No other major public pork processor or packaged meats company owns significant hog production assets
    - Peers do not have issues with either pork quality or quantity
    - Smithfield already slaughters nearly twice as many hogs as it produces, requiring purchases from the outside

International	

- We recognize that the International business has been profitable as of late, but is this business, as currently configured, best positioned to create value for SFD shareholders?
  - × Disparate assortment of assets concentrated in Eastern Europe but also including assets in the U.K. and Mexico
  - × Limited overlap and no obvious synergies with U.S. pork businesses
  - × Sub-scale and low productivity
  - × Highly volatile to earnings given both the business mix and the FX impact
  - × Campofrio has consistently destroyed shareholder value over the past 5 years
  - × Current Intl. strategy significantly undervalues China, the world's largest pork market

Hog Production Profitability has been Steadily Decreasing

- SFD states that average hog production industry returns are $6.88/head since 1975
- **Average industry profitability has been negative in the last five years and only marginally profitable over last 20 years**


Overview of Hog Production Segment
Cyclical but Profitable Across Cycle
Estimated Hog Production Returns
$45.58
$38.05
$25.99
$12.61
$0.13
($2.77)
($4.31)
$3.13
$31.66
($10.50)
$0.84
($0.84)
$34.19
$27.58
($8.26)
$8.19
$31.76
$7.20
$8.50
$7.06
($12.19)
$2.04
$9.30
($1.94)
($28.49)
$11.41
($3.64)
$4.80
($11.06)
$7.13
$28.90
$27.96
$15.07
($5.08)
($23.05)
($14.63)
$11.31
$6.88
$3.15
1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Industry P&L Per Head
1975 - 2012 Average
Source: Estimated returns farrow to finish hog production in Iowa; Iowa State University
Note: Calendarized to Smithfield's fiscal year end
Smithfield

Hog Production Industry, Average P&L per Head


$8.00
$4.00
$0.00
($4.00)
($8.00)
$6.88
$2.19
$1.94
$3.97
($5.66)
Last 37 Years
Last 20 Years
Last 15 Years
Last 10 Years
Last 5 Years

Source: Estimated returns farrow to finish hog production in Iowa; Iowa State University (per Smithfield April 2013 Investor Presentation).
Note: Calendarized to Smithfield fiscal year end.

SFD's Hog Production is Substantially Less Profitable Than Peers

- SFD's per head operating margin is $11.51/head less since FY 2009 compared to the industry


Hog Production Cumulative, P&L per Head SFD vs. Industry, 2009 – 2012
$0.00
($10.00)
($20.00)
($30.00)
($40.00)
($23.22)
(50%)
($34.71)
Industry (1)
Smithfield

Note: Calendarized to Smithfield fiscal year end.
(1) Source: Estimated returns farrow to finish hog production in Iowa; Iowa State University (per Smithfield April 2013 Investor Presentation).

Hog Production Increases Volatility

- Smithfield operating profit volatility since 2004 was 142%
- Excluding Hog Production, Smithfield **operating profit volatility would have been 97%**
- Excluding both Hog Production and International, Smithfield **operating profit volatility since 2004 would have been 85%**

Operating Margin


Hog Production
Average = 3.0%
Volatility = 91.9%
8.7%
22.8%
18.3%
11.8%
(4.1%)
(20.2%)
(24.4%)
8.3%
5.4%
'04 '05 '06 '07 '08 '09 '10 '11 '12
Pork
Average = 4.5%
Volatility = 38.4%
3.7%
2.2%
2.0%
5.0%
4.7%
3.8%
5.8%
7.3%
5.6%
'04 '05 '06 '07 '08 '09 '10 '11 '12
International
Average = 3.7%
Volatility = 180.4%
Impacted by FX
1.7%
1.1%
(1.4%)
3.9%
6.3%
0.4%
10.0%
8.6%
2.9%
'04 '05 '06 '07 '08 '09 '10 '11 '12

Source: Company filings. Data represents fiscal year ending April 30.
Note: Excludes intercompany sales and unallocated corporate expense.

Hog Production – In Management's Own Words…

"*What we're doing is taking out volatility.* ***We are not trying to maximize the profitability of the hog farm.*** *It seems hard to have that discussion. But we're not. We're trying to have a measured and more predictable hog production segment because we're trying to use the hog production to be part and advance the meat business.* ***Our business is the meat business, not the live production business.*** *So we're using live production to feed that and what we're trying to do is take the volatility, yes."*

- Larry Pope, Q2 FY 2013 Earnings Call

"***I think while as we have said again and again and again we believe that side of the business is going to be more volatile.*** *Given the impact of the ethanol policy of this country on corn pricing that that's going to be much more volatile than it has in the past and that's one of the reasons we have cut back our exposure to the live production side of the business,* ***because we don't think it's going to be as profitable as it was in the past and we think there is going to be a lot more volatility surrounding that."***

- Larry Pope, Q1 FY 2011 Earnings Call

"*The big issue is that I think that the losses in Hog Production are coming to an end, and coming to an end pretty quickly right now.* ***And so that has been a severe drain on this P&L and has dragged the stock down and I understand that. People don't know when this is going to turn around****."*

- Larry Pope, Q1 FY 2011 Earnings Call

"*From my standpoint, I've actually never been more optimistic about the business.* ***We've got one thing that's impacting this business. That's live hog production."***

- Larry Pope, Q1 FY 2010 Earnings Call

Management has stated that Hog Production is a major drag on profitability and not the Company's focus

International Business – Disparate Assortment of Assets

Overview of International Business

- Includes
  - Hog production, meat processing and distribution operations in Poland and Romania
  - Select Western European/U.K. based assets
  - JVs in Mexico
  - 37% interest in Campofrio
- Approximately 10,000 employees

- ✗ European assets have limited overlap and no obvious synergies with U.S. pork businesses
- ✗ ~$150K revenue / Intl. employee
- ✗ Invested over $700mm[(1)] in International and Campofrio over past 10 years with only ~$540mm[(2)] in aggregate after-tax profits
- ✗ Adds considerable earnings volatility and FX exposure
- ✗ Management distraction and cost

Sales Contribution (FY2012 = $1.5bn)

By Segment


Other products
10%
Packaged meats
47%
Fresh meats
43%

By Geography


Other
6%
Romania
17%
77%
Poland

Source: Company filings.
(1) Includes International segment capex and acquisitions and Campofrio stake acquisitions.
(2) Includes after-tax operating profits from International segment and equity income from Campofrio and Mexican JVs.

International Business – Smithfield's Stake in Campofrio

× CFG stock down 34% since Smithfield employee Robert A. Sharpe II appointed CEO(1)



€ 14.00
€ 12.00
€ 10.00
€ 8.00
€ 6.00
€ 4.00
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Aug 2004: SFD increases stake in CFG to 22%
Jan 2006: SFD increases stake in CFG to 23%
Feb 2004: SFD Purchases 15% stake in CFG
Jun 2008: SFD receives CFG shares in merger of Groupe Smithfield with CFG; stake increased to 37%
€ 4.87

SFD Campofrio Investment	
Position	37.8
Total Cost	€ 321.4
Average Cost / Share	€ 8.50
Current Market Price	€ 4.87
Mark-to-market loss	**(€ 137.3)**

On a mark-to-market basis, Smithfield's loss on its investment in Campofrio is ~€137mm

Source: FactSet as of 4/19/13.
(1) As of 12/31/08.

China – In Need of a More Thoughtful Strategy

- **Current China strategy consists of exporting low value products (offal) and relying on sporadic & volatile carcass exports to China**
  - We believe this significantly undervalues the world's largest pork market
- COFCO (former 5% shareholder) provided an opportunity to work with a leading Chinese agriculture operator
  - Smithfield chose to not pursue a true collaborative and working relationship with COFCO, resulting in COFCO's resigning its board seat and ultimately selling its stock back to SFD
- **Smithfield needs to formulate and articulate a China strategy that leverages the Company's strength and seeks to enhance its position in the world's largest pork market**
- Potential strategic initiatives include:
  - Sell U.S. pork in the form of carcasses and higher value parts
  - Market Smithfield brands to Chinese consumers, as Hormel has done very successfully
    - Hormel branded products are found in almost all major Chinese supermarkets and sell at twice the value of local brands
  - Selective investments in China's pork industry with best-in-class local partners

World Pork Production[1]


Other
15%
Brazil
3%
U.S.
10%
49%
China
EU
22%

World Pork Consumption[1]


Other
19%
Russia
3%
U.S.
8%
50%
China
21%
EU

Current strategy undervalues importance of Chinese Market

Source: U.S. Census Bureau, Statistical Abstract of the United States: 2012. Data represents 2010 figures.

Highest Management Compensation Among Peers

Despite bottom of industry performance, SFD has the highest management compensation amongst peers


Last Fiscal Year
$46.8
$25.2
$24.5
Smithfield
Hormel Foods
Tyson
Last 5 Years Aggregate
$141.6
$100.4
$82.3
Smithfield
Hormel Foods
Tyson

Source: Company filings.
Note: Dollars in millions.

CONTINENTAL GRAIN COMPANY™

3

Management Compensation – A Disconnect with Shareholder Returns

- Since Larry Pope took over as CEO in September 2006, he **has been paid a total of $58.7mm and senior management has been compensated a total of $172mm**
    - On a per year basis for Larry Pope, **this is $9.8mm, or 37% higher than the average annual compensation of the CEOs of SFD's three main competitors during their tenures**
    - At the same time, each of these other companies' CEOs has created significant shareholder value since they became CEO, as evidenced by the adjoining graph
- While SFD has altered their compensation plan so that it is better tied to shareholder return, **we believe it does not go far enough in aligning interests between management and shareholders**

$ of Value Created per $ of CEO Salary Earned[(1)]



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$4
$133
$154
$166
SFD (Larry Pope, 8/3/06)
HRL (Jeffrey Ettinger, 1/1/06)
TSN (Donniue Smith, 11/19/09)
HSH (Sean Connolly, 7/1/12)

Source: Company filings.

(1) Defined as increase in market cap plus cumulative dividends under CEO tenure.

Entrenched and Deficient Board of Directors

- No directors have any experience within a major branded consumer or packaged foods company
- No directors, other than former CEO Joe Luter and current CEO Larry Pope, have experience as a public company CEO
- No directors have significant experience in corporate strategy or restructuring

Name	Age	Potential Concerns
Joseph Luter III (Chairman)	74	× Has been Chairman for 38 years × Son is part of executive management team
Melvin Wright (Director Emeritus)	83	× **No agribusiness experience**; all financial services
Carol Crawford (Director)	69	× **No agribusiness experience**; largely academic and public service × Qualification for compensation committee questionable
Wendell Murphy (Director)	73	× Previously served as a Smithfield director from 1991-1998 × Has extensive business relationships with the Company; **Not independent**
John Schwieters (Director)	72	× **No agribusiness experience**; long time audit committee chairman
Paul Trible (Director)	65	× Christopher Newport University has received over $10 million dollars from Smithfield and related entities; **Independence questionable**
Dr. Frank Royal (Director)	72	× **No agribusiness experience**; is a medical doctor × Qualification for compensation committee questionable
David Nelson (Director)	53	× No operating experience; career has been spent as sell-side agribusiness analyst × Rabobank major lender to SFD**; Independence questionable**
Margaret Lewis (Director)	58	× **No agribusiness experience**; all healthcare
Dr. Richard Crowder (Director)	72	

Source: Company reports and websites.

CONTINENTAL GRAIN COMPANY™

The Case For the Continental Grain Value Creation Plan

The Continental Grain Value Creation Plan

	Activity	Expected Impact
1 Financial	▪ Split into three distinct companies – Divest 51% of Hog Production and select European assets – Continue to own Campofrio stake and Mexican assets ▪ Institute annual dividend	▪ Generate proceeds in excess of $1billion to reinvest in additional share repurchases ▪ Dividend payout ratio in line with peers implies $75mm or $0.50 per share ▪ Improve margins and EBITDA by up to ~150 bps or ~ $100 million ▪ Achieve valuation multiple in line with premium packaged foods peers
2 Operational	▪ Restructure to achieve peer average profitability levels ▪ Create optionality for packaged meats business as a standalone enterprise or as a sale to a larger competitor	
3 Governance	▪ Immediately add 3 board members whose background and experience properly reflects Smithfield's current business; thereafter continue to strengthen / renew board each year ▪ Improve management depth in several business units ▪ Further align management compensation with shareholder return ▪ Strengthen/renew Board and management of Campofrio in order to drive turnaround	

We believe our plan, if executed appropriately,
will achieve a stock price for SFD of $40 per share in 3 years(1)

Source: Continental Grain Company estimates. (1) See slide 33.

Hog Production Divestiture Considerations

Plan and Rationale

- SFD sells majority stake (51%) in order to de-consolidate from financials
  - **Allows SFD shareholders to share in the Business's improvement and creates optionality for full sale**
- Universe of potential partners would include large hog producers who have production expertise and/or Asian based investors with an interest in a guaranteed pork supply
- Ensure supply post transaction via execution of a supply agreement

Illustrative Valuation of Hog Production

		Last 20 Year Avg. P&L
Avg. P&L per Hog		**$2.19**
Annual Hogs Sold (mm)		15.8
FY'12 D&A		72
Illustrative EBITDA		**~$100**
Illustrative Multiple	4.0x	**$400**
	5.0x	**$500**

- For sake of conservatism, valuing off 20 Year Historical average, vs. 37-year average of $6.88 highlighted by SFD in April 2013 Investor Presentation

Gross Proceeds to SFD: $200 - $250 mm

Wall Street analysts value Hog Production value at 4.0x – 5.0x[1]

Based on historical industry margins and Smithfield's historical production, we believe Hog Production could be worth between $400 and $500 million, and generate immediate proceeds of +$200 million to Smithfield assuming 51% sale

Source: Bank of America, Credit Suisse, and JPMorgan research.

International Segment Divestiture Considerations

Smithfield European Assets (Poland, Romania, U.K.)

- Romania/Poland assets contribute 94% of segment revenue; estimated ~$150mm in EBITDA
  - Based on International segment LTM EBITDA of ~$160 million
- Given obvious linkages between Mexican JVs and core business, it would be retained

Plan for Campofrio

- Appoint executive leadership and board with relevant European CPG experience
- Board membership is a distraction to Smithfield executives; should resign in favor of handpicked representatives with turnaround experience
- Smithfield to work with Oaktree (24% owner) to restructure Campofrio and position for a potential sale to a European strategic bidder

International Peer Multiples (EV / LTM EBITDA)


Bell
6.0x
CAMPOFRIO
FOOD GROUP
5.9x
HKScan
5.4x

Wall Street analysts value International Segment at 4.5x – 7.0x[1]

We believe the European assets could be worth up to $1 billion and divesting would remove a distraction and allow Smithfield to reinvest the proceeds in its core business

Source: FactSet as of 4/19/2013. Per Bank of America, Credit Suisse, and JPMorgan research.

Packaged Foods – Time to Add Some Shine to the Crown Jewel

LTM Operating Margin


9.2%
8.9%
7.6%
Hormel Foods
Hillshire BRANDS
Smithfield
Packaged Meats

EV / LTM EBITDA	11.3x	9.1x	7.1x

Incremental EBITDA


+ 100bps of Operating Margin
$61
Hormel Operating Margin
$94

Implied Incremental Value per Share

At Current Multiple	At Hormel Multiple
$3.00 - $5.00	**$5.00 - $7.50**

Improving profitability to levels in line with peers is critical to achieving premium valuation

Note: Incremental EBITDA represents LTM revenue at incremental operating margin.

CONTINENTAL GRAIN COMPANY™

Putting it All Together…Creating a "Must Own" Stock



$55.00
$42.00
$25.44
$1.50
$6.00
$3.50
$5.50
1
2
3
4

Change of control transaction at a 30% premium

- Implies ~65% appreciation to current share price

Current Price	1 Sell 51% of Hog Production	2 Divest European Assets	3 Restructuring	4 Multiple Expansion	Illustrative Share Price
	▪ Hog Production is contributed to a JV and de-consolidated; proceeds are used to repurchase shares	▪ Select international assets are divested and proceeds are used to repurchase shares	▪ Standalone packaged meats business is restructured to bring margins in-line with top peers	▪ ~11x EV / LTM EBITDA multiple (in line with Hormel) following restructuring as SFD achieves peer level of efficiency and accompanying valuation	

We believe successful execution of the Continental Grain Value Creation Plan will expand the Company's valuation multiple and lead to significant gains for all Smithfield stakeholders